Room 4561

October 19, 2007

Mr. Ben Bennett
Chief Operating Officer and Interim
 Chief Executive Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

      Re: OpenTV Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2007
             File No. 000-15473

Dear Mr. Bennett:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Very truly yours,

      Mark Kronforst
      Accounting Branch Chief